

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 24, 2017

Keene S. Turner
Chief Financial Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

> **Re:** **Enterprise Financial Services Corp**
> **Registration Statement on Form S-3**
> **Filed December 28, 2016**
> **File No. 333-215348**

Dear Mr. Turner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits

Exhibits 4.4 and 4.6 – Forms of Indenture

1.   We note that you plan to file the forms of indenture (Exhibits 4.4 and 4.6) by amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 to be incorporated by reference, if applicable. Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. For guidance, please refer to Section 201.04 of the Trust Indenture Act Compliance and Disclosure Interpretations. Accordingly, please file the forms of indenture as exhibits to your next pre-effective amendment.

Exhibit 5.1 – Opinion of Reed Smith LLP

2.   Please have counsel revise its opinion in paragraph 3 to also state that the depositary shares will entitle their holders to the rights specified in the deposit agreement. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

3.   We note the statement in the penultimate paragraph that the opinion "is to be used only in connection with the offer and sale of the Securities . . . and may not be . . . furnished to, quoted to or relied upon by any other person or entity . . . " (emphasis added). Please file a revised opinion that does not state or imply that investors are not entitled to rely on the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katelyn Donovan at (202) 551-8636 or me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Senior Staff Attorney
Office of Financial Services

cc: Paul J. Jaskot, Esq.
       Reed Smith LLP